Exhibit 99.3

News Release

December 9, 2025

TELUS closes its US$ and CAD$ junior subordinated notes offerings, raising CAD$2.9 billion to support balance sheet deleveraging

Vancouver, B.C. – TELUS announced today it has successfully closed its previously announced offering of US$1.5 billion aggregate principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes in two series (together, the “US Notes”). The US Notes were offered through a syndicate of underwriters led by CIBC Capital Markets, BMO Capital Markets, TD Securities and Wells Fargo Securities. TELUS also announced today it has successfully closed its previously announced offering of CAD$800 million aggregate principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes in two series (together, the “Canadian Notes”). The Canadian Notes were offered through a syndicate of agents led by CIBC Capital Markets, BMO Capital Markets and TD Securities.

“Our successful cross currency hybrid note offerings reinforce our proactive approach to capital management and commitment to deleveraging, while maintaining the financial flexibility to support our capital allocation priorities,” said Darren Entwistle, President and CEO. “Our significant progress in deleveraging is complemented by our strong financial momentum, including our confidence in delivering free cash flow at a compounded annual growth rate of minimum 10 per cent through 2028. This positive outlook provides a sustainable foundation to continue paying the dividend at its nominal level and support our clearly defined plan to advance and systematically step down the Discounted DRIP beginning in the first quarter of 2026. Importantly, these offerings and strategic undertakings, in combination with a number of other undertakings, support our efforts to reach a leverage ratio of approximately 3.3-times by the close of 2026 as we advance toward our target of approximately 3-times by year-end 2027.”

A portion of the net proceeds of the US Notes and Canadian Notes offerings will be used to fund the previously announced tender offer, which commenced on December 4, 2025, to purchase for cash up to CAD$500 million (the “Maximum Purchase Amount”) of TELUS’ outstanding 3.95% Notes, Series CAB due February, 2050, 4.10% Notes, Series CAE due April, 2051, 4.40% Notes, Series CU due January, 2046, 4.40% Notes, Series CL due April, 2043, 4.70% Notes, Series CW due March, 2048, 2.85% Notes, Series CAF due November, 2031 and 4.75% Notes, Series CR due January, 2045 (the “Tender Offer”). TELUS has the right to increase, decrease or waive the Maximum Purchase Amount, in its sole discretion. TELUS intends to use the remaining net proceeds from the offerings not applied to the Tender Offer for the repayment of outstanding indebtedness, including the redemption of all of the CAD$600 million aggregate principal amount outstanding on TELUS’ 3.75% Notes, Series CV due March, 2026 and for other general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not been approved or disapproved by any securities regulatory authority in Canada or the United States, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplements.

The US Notes were not offered in Canada or to any resident of Canada except in transactions exempt from the prospectus requirements of applicable Canadian securities laws.

The Canadian Notes were not offered in the United States or to any U.S. person.

Forward-Looking Statements

This news release contains statements about future events pertaining to the offerings and the Tender Offer, including the intended use of the net proceeds of the offerings, statements relating to our business objectives and our strategies to achieve those objectives, including the statements in this release regarding our approach to capital management and deleveraging plan, the timing and amount of the step down of the Discounted DRIP, expected targets for free cash flow growth and resulting dividend coverage ratio projections and reduction of our net debt to EBITDA leverage ratio (1). These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995. Disclosure regarding our financial targets is presented for the purpose of assisting our investors and others in understanding certain key elements of our expected financial results in 2025 and future years as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. These statements are subject to risks and uncertainties and are made based on our current assumptions, including assumptions about future economic conditions and courses of action. Accordingly, this news release is subject to the disclaimer and the qualifications and should be read together with the risk factors and assumptions as set out in our 2024 annual management’s discussion and analysis (“MD&A”), and updated in our third quarter 2025 MD&A, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

(1) These are Non-GAAP and other specified financial measures. See Section 11.1 of TELUS’ third quarter 2025 MD&A.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over CAD$20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 160 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed CAD$1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company.

Investor Relations

Robert Mitchell

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com